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                                                        August 8, 2005


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

       Re:  Electro-Optical Sciences, Inc.
            Registration Statement on Form S-1
            Registration Statement on Form 8-A
            Request for Acceleration
            File No. 333-125517
            ----------------------------------

Dear Sir or Madam:

       Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933 (the "Act"), Electro-Optical Sciences, Inc. (the "Company") request acceleration of the effective date of the above captioned Registration Statement for August 9, 2005 at 4:30 p.m., Eastern Daylight Savings Time, or as soon thereafter as practicable.

       This is to confirm that the Company is aware of its responsibility under the Act as it relates to the proposed public offering of the securities specified in such Registration Statement.

                                      Very truly yours,


                                      ELECTRO-OPTICAL SCIENCES, INC.



                                      By:         /s/ Joseph V. Gulfo
                                         -------------------------------------
                                         Joseph V. Gulfo, M.D., M.B.A.
                                         President and Chief Executive Officer

cc:     Valerie A. Price, Esq.
        David C. Peck, Esq.